                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)
          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                          FOX & HOUND RESTAURANT GROUP
                            (Name of Subject Company)
                            ------------------------

                              F&H ACQUISITION CORP.
                             NPSP ACQUISITION CORP.
                            NEWCASTLE PARTNERS, L.P.
                             STEEL PARTNERS II, L.P.
                       (Names of Filing Persons--Offeror)
                      ------------------------------------

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                             ----------------------

                                    351321104
                      (CUSIP Number of Class of Securities)
                            ------------------------

                                 MARK E. SCHWARZ
                                 MANAGING MEMBER
                            NEWCASTLE PARTNERS, L.P.
                         300 Crescent Court, Suite 1110
                               Dallas, Texas 75201
                                 (214) 661-7474
                                 --------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                   COPIES TO:
                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------

|X| Check the box if the filing  relates  solely to  preliminary  communications made before the commencement of a tender offer.

     Check the  appropriate  boxes below to designate any  transactions to which the statement relates:
     |X| third-party tender offer subject to Rule 14d-1.
     |_| issuer tender offer subject to Rule 13e-4.
     |_| going-private transaction subject to Rule 13e-3.
     |_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer. |_|

PRESS RELEASE

CONTACT:

Dan Sullivan 212-929-5940
Daniel H. Burch 212-929-5748
MacKenzie Partners, Inc.

FOR IMMEDIATE RELEASE:

            F&H ACQUISITION CORP. ANNOUNCES INCREASE IN TENDER OFFER
                       PRICE TO $15.50 PER SHARE IN CASH

            F&H ACQUISITION CORP. NOW PLANS TO COMMENCE CASH TENDER
                       OFFER ON OR BEFORE JANUARY 6, 2006

     DALLAS, TX - DECEMBER 28, 2005 -- F&H Acquisition Corp., an entity owned by
Newcastle  Partners,  L.P. and Steel Partners II, L.P.,  today announced that it has  increased  the tender  offer  price to $15.50 per share for its cash tender offer to acquire all of the  outstanding  shares of common  stock of Fox & Hound
Restaurant  Group  (Nasdaq:FOXX)  not  already  owned by it. All other terms and conditions  of the cash tender offer  remain  unchanged  except F&H  Acquisition
Corp.  now intends to commence  the cash  tender  offer on or before  January 6,
2006.

     The tender offer will be subject to customary  conditions,  including (i) a majority of Fox & Hound's shares on a fully diluted basis being tendered and not
withdrawn,   (ii)  expiration  of  the  applicable   waiting  period  under  the
Hart-Scott-Rodino Antitrust Improvements Act of 1976, (iii) the obtaining of all consents,  approvals  or  authorizations  required  by all state,  city or local liquor licensing  boards,  agencies or other similar entities and (iv) Newcastle and Steel being satisfied that Section 203 of the Delaware  General  Corporation
Law  is  inapplicable  to  the  Offer  to  Purchase  and  the  potential  merger thereafter.  The offer will not be subject to or conditioned  upon any financing arrangements.

     F&H  Acquisition  Corp.  has  delivered  to Fox & Hound an amendment to the fully  negotiated  merger  agreement which is being held in escrow pursuant to a letter agreement with Fox & Hound. Fox & Hound has agreed to execute and deliver a fully negotiated  merger  agreement  before January 13, 2006,  unless prior to such time Fox & Hound's  Board of  Directors  has  determined  that the proposal contemplated by the merger  agreement no longer  constitutes a superior offer or
Fox & Hound gives notice to F&H Acquisition  Corp. that Fox & Hound is unable to make the  representations  and warranties or perform its  obligations  under the merger agreement.

     - more -

F&H Acquisition

December 28, 2005

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY
OR THE  SOLICITATION OF AN OFFER TO SELL ANY SHARES.  THE  SOLICITATION  AND THE
OFFER TO BUY FOX & HOUND'S  COMMON STOCK WILL ONLY BE MADE  PURSUANT TO AN OFFER
TO PURCHASE AND RELATED MATERIALS THAT F&H ACQUISITION CORP.  INTENDS TO FILE ON
OR BEFORE JANUARY 6, 2006.  STOCKHOLDERS  SHOULD READ THESE MATERIALS  CAREFULLY
BECAUSE THEY CONTAIN IMPORTANT  INFORMATION,  INCLUDING THE TERMS AND CONDITIONS
OF THE  OFFER.  STOCKHOLDERS  WILL BE ABLE TO OBTAIN THE OFFER TO  PURCHASE  AND
RELATED  MATERIALS WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC'S WEBSITE AT
WWW.SEC.GOV OR FROM F&H ACQUISITION CORP. BY CONTACTING MACKENZIE PARTNERS, INC.
TOLL-FREE  AT  1-800-322-2885  OR  COLLECT  AT  1-212-929-5500  OR VIA  EMAIL AT
PROXY@MACKENZIEPARTNERS.COM.

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